UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CollPlant Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.03 per share

(including Ordinary Shares represented by American Depositary Shares (ADSs) at a ratio of 50 Ordinary Shares: per ADS)

(Title of Class of Securities)

19516Q208

(CUSIP number)

Jonathan M. Nathan, Adv.

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Road

Ramat Gan 5250608, Israel

+972-3-610-3100

(Name, address and telephone number of person authorized to receive notices and communications)

March 7, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 19516Q208

(1)	Names of reporting persons Ami Sagi
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 29,647,110 Ordinary Shares(1)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 29,647,110 Ordinary Shares (1)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 29,647,110 Ordinary Shares (1)
(10)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (11) 16.4%(2)
(12)	Type of reporting person (see instructions) IN

(1) Includes an aggregate of 9,384,394 Ordinary Shares issuable upon exercise of warrants that have not yet been exercised, consisting of (i) 9,300,000 shares underlying ordinary warrants, (ii) 8,727 shares underlying 26,181 Series I Warrants (exercisable at a ratio of 1 share per 3 Series I Warrants), and (iii) 75,667 shares underlying 227,000 Series K Warrants (exercisable at a ratio of 1 share per 3 Series K Warrants).

(2) Based on 171,160,668 Ordinary Shares issued and outstanding as of March 15, 2018 (which number appeared in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed by the Issuer with the SEC on March 20, 2018), as adjusted to reflect the potential issuance of shares pursuant to the exercise of warrants held by the reporting person as described in footnote (1) above.

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Item 1.	(a)	Name of Issuer:

CollPlant Holdings Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 3 Sapir Street, Weizmann Science Park, Ness Ziona 74140, Israel.

Item 2.

(a)	Name of Person Filing:

Ami Sagi

(b)	Address of the Principal Office or, if none, residence: 66 Pinkas Street, Tel Aviv, Israel 62157
(c)	Citizenship: Israel
(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.03 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”) at a ratio of 50 Ordinary Shares per ADS

(e)	CUSIP No.:

19516Q208*

* CUSIP number 19516Q208 has been assigned to the ADSs of the Issuer.

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) (k)	☐ ☐

A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).

Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution ____________

Not applicable.

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Item 4.	Ownership.

(a)	Amount beneficially owned: 29,647,110 Ordinary Shares, which includes an aggregate of 9,384,394 Ordinary Shares issuable upon exercise of warrants, consisting of (i) 9,300,000 Ordinary Shares underlying ordinary warrants, (ii) 8,727 Ordinary Shares underlying 26,181 Series I Warrants (exercisable at a ratio of 1 Ordinary Share per 3 Series I Warrants), and (iii) 75,667 Ordinary Shares underlying 227,000 Series K Warrants (exercisable at a ratio of 1 Ordinary Share per 3 Series K Warrants).

(b)	Percent of class: 16.4% (based on 171,160,668 Ordinary Shares issued and outstanding as of March 15, 2018 (which number appeared in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed by the Issuer with the SEC on March 20, 2018), as adjusted to reflect the potential issuance of shares pursuant to the exercise of warrants held by the reporting person as described in paragraph (a) of this Item 4 above).
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 29,647,110 Ordinary Shares (please see the response to paragraph (a) of this Item 4 above)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 29,647,110 Ordinary Shares (please see the response to paragraph (a) of this Item 4 above)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ami Sagi
Ami Sagi

Date: May 18, 2018

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